CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP

4201 Congress St., Suite 360

Charlotte, NC 28209

(704) 376-5502

June 4, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CapitalSouth Partners Fund II Limited Partnership
Registration Statement on Form N-2 (File No. 333-188960)
Filed on May 31, 2013

 Dear Mr. Bartz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), CapitalSouth Partners Fund II Limited Partnership (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended by Pre-Effective Amendment No. 1 on September 9, 2013, Pre-Effective Amendment No. 2 on September 17, 2013 and Pre-Effective Amendment No. 3 on September 17, 2013, and all exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Company’s registration statement was re-filed on Form N-5 (File No. 333-191292) and declared effective, as amended, on September 24, 2013. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

If you have any questions with respect to this matter, please contact John J. Mahon of Sutherland Asbill & Brennan LLP at (202) 383-0515.

Sincerely,

/s/ Stephen A. Arnall

Stephen A. Arnall

Chief Financial Officer